July 7, 2020

VIA EDGAR

Mr. Ronald Alper

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Investment Grade R.E. Income Fund, L.P.
Offering Statement on Form 1-A
Filed March 18, 2020
File No. 024-11181

Dear Mr. Alper:

We have received your comment letter dated March 19, 2020 (the “Comment Letter”) regarding the Offering Statement on Form 1-A filed on March 18, 2020 (the “Offering Statement”) on behalf of Investment Grade R.E. Income Fund, L.P. (the “Company”). We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter. The following numbers are coordinated to the comment numbers in the Comment Letter.

To facilitate review of this letter, we have repeated in italics the text of each of the Staff’s comments below and followed each comment with our response.

Preliminary Offering Circular filed on March 18, 2020

Prior Performance, page 31

1.	We note your disclosure in this section as well as in your response to prior comment 5 indicating that prior performance data is not required because neither your manager nor its affiliates has acted as a sponsor in connection with any other funds. However, we also note that risk factor disclosure on page 7 refers to the prior performance of funds associated with your manager. Please reconcile.

Response: We have revised the risk factor disclosure on page 7 so as to eliminate reference to prior performances of funds associated with our general partner or its affiliates.

831 State Street, Suite 280 ˖ Santa Barbara, CA 93101 ˖ Tel: 805-690-5389 ˖ www.IGREfund.com

July 7, 2020

Repurchase of Units, page 49

2.	We note your response to comment 3 and we reissue it in part. Please disclose whether there are any limits on the amount or source of funds you can use to repurchase Units.

Response: The Repurchase of Units section has been revised to more clearly describe the limits on the amount and source of funds used to repurchase Units, as follows:

The repurchase requests will be fulfilled utilizing cash from the operations of the Fund. If the Fund receives valid requests for repurchases, and there is insufficient cash available from the operations of the Fund to satisfy all of the repurchase requests, then the Partnership will fulfill the requests across all of the requesting Limited Partners on a pro rata basis based on their percentage ownership of the Fund, and the remainder of the requests will be fulfilled once cash is available. In the interim, and until such time as the Fund has repurchased all of the Units pursuant to the repurchase requests, the Limited Partners, and each of them, will continue to hold his/her/its Units and derive the benefits therefrom until the Partnership is able to satisfy the remainder of his/her/its repurchase request.

This language has also been included in our Third Amended & Restated Limited Partnership Agreement.

Please also note that we have changed the word “redemption” to “repurchase” throughout all documents for consistency and ease of understanding of the investors. While the two words have the same meaning in this context, we do not want there to be any confusion.

We have amended the Offering Statement to reflect these responses to the Comment Letter. We have also included in this Offering Statement financial statements as of December 31, 2019.

Thank you for your continued review of the Offering Statement. Please let us know if you have any further comments.

Sincerely,

/s/ William J. Levy
William J. Levy

831 State Street, Suite 280 ˖ Santa Barbara, CA 93101 ˖ Tel: 805-690-5389 ˖ www.IGREfund.com